TRACKSOFT SYSTEMS, INC.

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628

                                                                                                                               November 12, 2010

Re:	TrackSoft Systems, Inc.
Registration Statement Form S-1
File Number 333-169863
Filed: October 12, 2010

Attention:	Mr. Ryan Houseal
Phone (202) 551-3105
Fax (202) 772-9210

TrackSoft Systems, Inc. (the “Company”) has received your comments dated November 8, 2010 regarding the Form S-1 filed on October 12, 2010. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Forward-Looking Statements, page 6

1.           The reference to the Private Securities Litigation Reform Act of 1995 has been removed from the prospectus, page 6.

Risk Factors

General

2.           The following Risk Factor has been added to the prospectus:

THE COMPANY’S OFFICERS WILL NOT BE DEVOTING A MAJORITY OF THEIR TIME TO THE DEVELOPMENT OF THE COMPANY, WHICH MAY RESULT IN PERIODIC INTERRUPTIONS AND EVEN BUSINESS FAILURE.
Mr. Howell and Mr. Muleethed, our officers, have other business interests that will take the majority of their time, which may create conflicts of interests that would materially harm the Company.  Each officer has indicated they plan to devote at least 10 hours per week to the development of our business.  The Company is entirely dependent upon the efforts of its officers.  If either of the officers is unable to devote at least 10 hours of their time to the development of the Company it would have a significant impact on the development of our business and may result in our Company to fail.

3.           The mitigating language, “however, because the small size of our expected operations…” has been removed from the risk factor “BECAUSE ARE OFFICERS HAVE NO FORMAL TRAINING IN FINANCIAL ACCOUNTING AND MANAGEMENT FOR PUBLIC COMPANIES, IN THE FUTURE, THERE MAY NOT BE EFFECTIVE DISCLOSURE AND ACCOUNTING CONTROLS TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS WHICH COULD RESULT IN FINES, PENALTIES AND ASSESSMENTS AGAINST US.”

2820 North Pinal Ave., Suite 1229
Casa Grande, AZ. 85222
Phone 528-424-5262

TRACKSOFT SYSTEMS, INC.

4.           The Risk Factor has been revised as follows:

WHILE TRACKSOFT EXPECTS TO APPLY FOR LISTING ON THE OTC BULLETIN BOARD (OTCBB), WE MAY NOT BE APPROVED, AND EVEN IF APPROVED, WE MAY NOT BE APPROVED FOR TRADING ON THE OTCBB; THEREFORE SHAREHOLDERS MAY NOT HAVE A MARKET TO SELL THEIR SHARES, NEITHER IN THE NEAR TERM OR LONG TERM.

We can provide no assurance to investors that our common stock will be traded on any exchange or electronic quotation service. Quotation of our common stock on the OTCBB depends upon a market maker submitting an application on behalf of the Company.  We currently have no market maker whom has indicated they will submit this application and there can be no assurance that a market maker will do so in the future.  Based upon the fact we are a development stage Company and there is currently no market whatsoever for our common stock the likelihood of a market maker submitting an application for the quotation of our common stock is minimal.  Even if an application is submitted on our behalf, we may not be approved to trade on the OTCBB, and we may not meet the requirements for listing on the OTCBB.  If we do not meet the requirements of the OTCBB, there would be no market for shareholders to sell their stock and any investment made would be lost.

5.           The Risk Factor has been revised as follows:

TRACKSOFT HAS LIMITED FINAINCIAL RESOURCES AT PRESENT, AND PROCEEDS FROM THE OFFERING MAY NOT BE USED TO FULLY DEVELOP ITS BUSINESS. WE WILL INCUR ADDITIONAL COSTS AS A THE RESULT OF BECOMING A PUBLIC COMPANY, OUR CASH NEEDS WILL INCREASE AND OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN WILL BE IMPACTED.

TrackSoft has limited financial resources at present; as of August 31, 2010 it had $4,250 of cash on hand.  Upon the effectiveness of our Registration Statement, we will become a publicly reporting company and will be required to stay current in our filings with the SEC, including, but not limited to, quarterly and annual reports, current reports on materials events, and other filings that may be required from time to time.  We believe that, as a public company, our ongoing filings with the SEC will benefit shareholders in the form of greater transparency regarding our business activities and results of operations.   In becoming a public company, however, we will incur additional costs in the form of audit and accounting fees and legal fees for the professional services necessary to assist us in remaining current in our reporting obligations.  We expect that, during our first year of operations, we will incur costs for professional fees in the approximate amount of $11,000.  These costs will increase our cash needs and may hinder or delay our ability to develop our proposed business plan.

Determination of Offering Price, page 16

6.           The section has been modified to disclose there is no market for the common shares and the price per share was arbitrarily determined by the Company.

Description of Property, page 23

7.           The following language has been added to the Description of Property… The Company does not own or lease any property.  Currently, Mr. Howell our president is providing our office space at no charge.

Management’s Discussion and Analysis

Plan of Operations, page 27

8.           Column headings were included within the tables on page 27 indicating the proceeds raised from the offering at various levels.

2820 North Pinal Ave., Suite 1229
Casa Grande, AZ. 85222
Phone 528-424-5262

9.            The following language has been added to the section “Limited Operating History; Need for Additional Capital”:

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.

Directors, Executive Officers, Promoters, and Control Persons

Biographical information, page 31

10.            Reference to the officer and directors involvement with legal proceedings has been removed from this section of the prospectus.  Additional disclosure relating to the officers and director pursuant to Item 401(f) has been added to “Legal Proceedings” within the prospectus.

Where You Can Find More Information, page 34

11.           This section has been modified.  Moreover, the following Risk Factor has been added to the prospectus:

THE COMPANY IS SUBJECT TO THE 15(D) REPORTING REQUIREMENTS UNDER THE SECURITIES EXCHANGE ACT OF 1934 WHICH DOES NOT REQUIRE A COMPANY TO BE FULLY REPORTING.

The Company is subject to the 15(d) reporting requirements according to the Securities Exchange Act of 1934. The Company is required to file the necessary reports in the fiscal year that the registration statement is declared effective. After that fiscal year and provided the Company has less than 300 shareholders, the Company is not required to file these reports. If the reports are not filed, the investors will have reduced visibility as to the Company and its financial condition. Even if the Company is not required to file the reports, it is the intension of the Company to file the necessary reports to be considered fully reporting.

Undertakings, page II-3

12.           Undertakings have been modified disclose Regulation S-K Item 512.

Signatures, Page II-5

13.           Mr. Howell’s signature block has been modified to indicate that he is the principal executive officer.

Sincerely,

/s/Matthew Howell
Matthew Howell
Chief Executive Officer
TrackSoft Systems, Inc.

2820 North Pinal Ave., Suite 1229
Casa Grande, AZ. 85222
Phone 528-424-5262